EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement"), effective as of March 8, 2013, is made and entered into by and between LOGAN'S ROADHOUSE, INC. (the "Company"), ROADHOUSE HOLDING INC. (the "Parent") and MICHAEL ANDRES ("Executive").

WITNESSETH:

WHEREAS, effective as of February 19, 2013, Parent and the Company commenced to employ Executive as their Chief Executive Officer, and Parent, the Company and the Executive now desire to enter into this Agreement so as to establish the terms and conditions of Executive's employment.

NOW, THEREFORE, for and in consideration of the premises, the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **EMPLOYMENT.**

Subject to the terms and conditions of this Agreement, effective as of February 19, 2013 (the "Effective Date"), each of Parent and the Company hereby employs Executive as its Chief Executive Officer.

2. **DURATION OF AGREEMENT.**

This employment shall begin as of the Effective Date, and shall continue until it terminates pursuant to the terms of one of Sections 5, 6, 7, 8 or 9 of this Agreement. The specified period during which Executive is employed is the "Term."

3. **POSITION AND DUTIES.**

3.1.   Position. During the Term, Executive shall serve as the Chief Executive Officer of Parent and the Company and as a member of Board of Directors of Parent (the "Parent Board") and of the Board of Directors of the Company (the "Company Board") for so long as the Executive is the then duly elected and acting Chief Executive Officer. During the Term, Executive shall report to the Parent Board and shall perform such duties and responsibilities as may be prescribed from time-to-time by the Parent Board, which shall be consistent with the responsibilities of similarly situated executives of comparable companies in similar lines of business. From time to time during the Term, Executive also may be designated as President of the Company and to such other offices within Parent or its subsidiaries as may be necessary or appropriate for the convenience of the businesses of Parent and its subsidiaries.

3.2.   Full-Time Efforts. During the Term, Executive shall perform and discharge faithfully, diligently and to the best of his ability such duties and responsibilities and shall devote his full-time best efforts to the business and affairs of the Company and its subsidiaries and affiliates. During the Term, Executive agrees to promote the best interests of the Company and to take no action that damages the public image or reputation of the Company or its subsidiaries or affiliates.

3.3. <u>No Interference With Duties</u>. During the Term, Executive shall not (i) engage in any activities, or render services to or become associated with any other business; (ii) serve on any board of directors of other corporations or entities unless approved by the Parent Board, or; (iii) devote time to other occupations or activities which would inhibit or otherwise interfere with the proper performance of his duties unless approved by the Parent Board, <u>provided, however,</u> that it shall not be a violation of this Agreement for Executive to (A) devote reasonable periods of time to charitable and community activities and industry or professional activities or (B) manage personal business interests and investments, in the case of each of (A) and (B), so long as such activities do not interfere with the performance of Executive's responsibilities under this Agreement, and do not violate Section 12 of this Agreement.

3.4. <u>Work Standard</u>. During the Term, Executive hereby agrees that he shall at all times comply with and abide by all terms and conditions set forth in this Agreement, and all applicable work policies, procedures and rules as may be issued by the Company. Executive also agrees that he shall comply with all federal, state and local statutes, regulations and public ordinances governing the performance of his duties hereunder.

4. **COMPENSATION AND BENEFITS.**

4.1. <u>Base Salary</u>. During the Term, subject to the terms and conditions set forth in this Agreement, the Company shall pay Executive, and Executive shall accept, an annual salary ("Base Salary") in the amount of $650,000. The Base Salary shall be paid in accordance with the Company's normal payroll practices and may be increased from time to time at the sole discretion of the Parent Board, the Company Board or the Compensation Committee of either of them (the "Committee").

4.2. <u>Incentive, Savings and Retirement Plans</u>. During the Term, Executive shall be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs applicable generally to senior executive officers of the Company ("Peer Executives"), and on the same basis as such Peer Executives, except as to benefits that are specifically applicable to Executive pursuant to this Agreement. Without limiting the foregoing, the following provisions shall apply with respect to Executive:

4.2.1 <u>Incentive Bonus</u>. During the Term, Executive shall be entitled to an annual bonus, the amount of which shall be determined by the Committee and which shall be based upon Executive's performance and the Company's operating results during such year as determined by the Committee; <u>provided, however,</u> that it is specifically acknowledged and agreed that Executive's "target" bonus shall be equal to one hundred percent (100%) of Executive's Base Salary. The amount of and performance criteria with respect to any such bonus in any year shall be determined in accordance with a formula to be agreed upon by Parent and Executive and approved by the Committee that reflects the financial and other performance of the Company and the Executive's contributions thereto. Notwithstanding anything to the contrary in this Section 4.2.1, the annual bonus payable to Executive in respect of Parent's current fiscal year (which ends in July 2013) shall be at least $300,000.

4.2.2 <u>Welfare Benefit Plans</u>. During the Term, Executive and Executive's eligible dependents shall be eligible for participation in, and shall receive all benefits under, the welfare benefit plans, practices, policies and programs provided by the Company ("Welfare Plans") to the extent applicable generally to Peer Executives which are consistent with the Company's policies in effect from time to time.

4.2.3 <u>Vacation</u>. During the Term, Executive shall be entitled to paid vacation annually commensurate in relation to the senior most executives of the Company. The timing of paid vacations shall be scheduled in a reasonable manner by the Executive.

4.2.4 <u>Business Expenses</u>. During the Term, Executive shall be reimbursed for all reasonable business expenses incurred in carrying out the work hereunder. Executive shall follow the Company's expense procedures that generally apply to other Peer Executives in accordance with the policies, practices and procedures of the Company to the extent applicable generally to such Peer Executives.

4.2.5 <u>Perquisites</u>. During the Term, Executive shall be entitled to receive such executive perquisites, fringe and other benefits as are provided to the senior most executives and their families under any of the Company's plans and/or programs in effect from time to time (and consistent with the Company's policies) and such other benefits as are customarily available to Peer Executives.

4.3. <u>Equity Compensation</u>.

4.3.1 <u>Nonqualified Stock Option Grant</u>. Effective as of the date of this Agreement, Parent shall grant Executive an option, pursuant to and subject to the terms of Parent's Stock Incentive Plan, to purchase 120,000 shares of common stock, par value $0.01 per share, of Parent (such shares, the "Common Stock") at a per share exercise price of $87.25 (the "Option"). The Option shall be evidenced by the form of Stock Option Agreement attached hereto as <u>Exhibit A</u> (the "Stock Option Agreement").

4.3.2 <u>Share Purchase</u>. For the thirty (30) day period following the date on which the Option is granted, Parent shall provide Executive with the right to purchase a number of shares of Common Stock as may be mutually agreed at the same fair market value as applies to the Option. In connection with such purchase, Executive shall execute and deliver Joinder Agreements to the Stockholders Agreement and Registration Rights Agreement of Parent, both of which are attached hereto as, respectively, <u>Exhibit B</u> and <u>Exhibit C</u>.

5. **TERMINATION FOR CAUSE.**

Executive's employment with Parent and the Company may be terminated immediately at any time by Parent without any liability owing to Executive or Executive's beneficiaries under this Agreement, except Base Salary through the date of termination and benefits through the date of termination under any plan or agreement covering Executive which shall be governed by the terms of such plan or agreement, under the following conditions, each of which shall constitute "Cause" or "Termination for Cause":

(a) Executive's substantial and repeated failure to perform substantially his duties as an employee of the Company or any of its subsidiaries or affiliates,

(b) Executive's personal dishonesty, fraud, or willful misconduct in the management of

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Parent's business lines, or violation of the Company's race or gender anti-harassment policies,

(c)   any conviction of, or the entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or any willful or material violation by Executive of any federal, state or foreign securities laws,

(d)   any conviction of any other criminal act or act of material dishonesty, fraud or misconduct by Executive, in each case, that is materially injurious to the property, operations, business or reputation of Company or any of its subsidiaries or affiliates, or

(e)   the willful and material breach by Executive of any written covenant or agreement with the Company or any of its subsidiaries or affiliates not to disclose any confidential information or not to compete with the Company or any of its subsidiaries or affiliates.

The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than 57% of the entire membership of the Parent Board at a meeting of the Parent Board called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel, to be heard before the Parent Board), finding that, in the good faith opinion of such Parent Board, Executive is guilty of the conduct described in any one or more of subsections (a) through (e) above, and specifying the particulars thereof in detail.

6.   **TERMINATION UPON DEATH.**

Notwithstanding anything herein to the contrary, this Agreement shall terminate immediately upon Executive's death, and Parent and the Company shall have no further liability to Executive or his beneficiaries under this Agreement, other than for payment of the Accrued Obligations (as defined in Section 9(a)(1)), the timely payment or provision of any benefits available to Executive pursuant to any Company plans, programs, practices and policies relating to death benefits, if any, as are applicable to Executive on the date of his death. The rights of the Executive's estate with respect to stock options and all other benefit plans shall be determined in accordance with the specific terms, conditions and provisions of the applicable agreements and plans.

7.   **DISABILITY.**

If the Company determines in good faith that the Disability of Executive has occurred during the Term (pursuant to the definition of Disability set forth below), it may give to Executive written notice of its intention to terminate Executive's employment. In such event, Executive's employment with Parent and the Company shall terminate effective on the 30th day after receipt of such written notice by Executive (the "Disability Effective Date"), provided that, Executive shall not have returned to full-time performance of Executive's duties (as determined by the Parent Board in its reasonable discretion) within the 30 days after such receipt. If Executive's employment is terminated by reason of his Disability, this Agreement shall terminate without further obligations to Executive, other than for payment of Accrued Obligations (as defined in Section 9(a)(1)), Executive's continued ability to participate in the Company's medical program pursuant to Section

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9(a)(4) below, including without limitation benefits under such plans, programs, practices and policies relating to disability benefits, if any, as are applicable to Executive on the Disability Effective Date. The rights of the Executive with respect to stock options and all other benefit plans shall be determined in accordance with the specific terms, conditions and provisions of the applicable agreements and plans.

For purposes of this Agreement, "Disability" shall mean: (i) a long-term disability entitling Executive to receive benefits under the Company's long-term disability plan as then in effect; or (ii) if no such plan is then in effect or the plan does not apply to Executive, the inability of Executive, as determined by the Parent Board in its reasonable discretion, to perform the essential functions of his regular duties and responsibilities, after reasonable accommodation, due to physical or mental illness which has lasted (or can reasonably be expected to last) for a period of ninety consecutive days or a total of 180 days during any 12-month period.

8. EXECUTIVE'S TERMINATION OF EMPLOYMENT.

Executive's employment may be terminated at any time by Executive for Good Reason or no reason. For purposes of this Agreement, "Good Reason" shall mean any of the following actions taken without Executive's consent:

(a) A material diminution of the scope of Executive's duties or responsibilities;

(b) A reduction in Executive's Base Salary as in effect on the Effective Date or as the same may be increased from time to time;

(c) A reduction in Executive's bonus opportunities or equity compensation opportunities (when compared to with the levels of opportunity then applicable to the Peer Executives) which is arbitrary and without business justification;

(d) Parent or the Company moves Executive's primary work site outside a 25-mile radius from Executive's then primary work site;

(e) The material breach by Parent or the Company of any provision of this Agreement which is not cured by Parent or the Company within thirty (30) days written notice by Executive; or

(f) The failure of any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Parent or the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that Parent or the Company would be required to perform it if no such succession had taken place.

Good Reason shall not include Executive's death or Disability. Executive's continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder, provided that Executive raises to the attention of the Parent Board any circumstance he believes in good faith constitutes Good Reason within thirty (30) days after occurrence or be foreclosed from raising such circumstance thereafter. Parent shall have an opportunity to cure any claimed event of Good Reason (other than under subsection (f) above) within 30 days of notice from Executive.

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If Executive terminates his employment for Good Reason, subject to the execution, effectiveness and non-revocation of the Release attached hereto as Annex 1 and made a part hereof (the "Release") and only for so long as the Executive has not breached the provisions of the Release or breached the provisions of Section 12, he shall be entitled to the same benefits on the same terms as he would be entitled to under Section 9 as if terminated without Cause. If Executive terminates his employment without Good Reason, this Agreement shall terminate without further obligations to Executive, other than for payment of Accrued Obligations (as defined in Section 9(a)(1)).

9.   **TERMINATION WITHOUT CAUSE.**

If Executive's employment is terminated by Parent and the Company without Cause prior to the expiration of the Term (it being understood by the parties that termination by death or Disability shall not constitute termination without Cause), then Executive shall be entitled to the following benefits, subject to the execution, effectiveness and non-revocation of the Release and only for so long as the Executive has not breached the provisions of the Release or breached the provisions of Section 12.

(a)   The Company shall pay to Executive the following amounts:

(1)   in a lump sum in cash within 30 days, the sum of (i) Executive's Base Salary through the date of termination to the extent not theretofore paid, (ii) any accrued expenses and vacation pay to the extent not theretofore paid, and (iii) unless Executive has elected a different payout date in a prior deferral election, any compensation previously deferred by Executive (together with any accrued interest or earnings thereon) to the extent not theretofore paid (the sum of the amounts described in subsections (i), (ii) and (iii) shall be referred to in this Agreement as the "Accrued Obligations");

(2)   a pro-rata portion of Executive's incentive bonus payable under Section 4.2.1 for that portion of the fiscal year through the date of termination (provided that this incentive bonus will not be paid until such time as the Company pays annual bonuses to its other executives and such bonus shall be based upon the Executive's target bonus amount with regard to Company performance) (the "Pro Rata Bonus");

(3)   in installments ratably over eighteen (18) months following the date of termination (the "Severance Period") in accordance with the Company's normal payroll cycle and procedures and subject to Section 9(d), the amount equal to the sum of (i) one hundred fifty percent (150%) of the Executive's annual Base Salary in effect as of the date of termination plus (ii) one hundred fifty percent (150%) of the Executive's target bonus amount (the "Installment Termination Payment"); and

(4)   subject to Section 9(d), continued participation in the medical insurance programs in effect on the date of termination of employment at active employee rates for the eighteen (18) month period following Executive's date of termination.

(b)   With respect to Section 9(a)(3), the Company may, at any time and in its sole discretion, make a lump sum payment of all amounts, or all remaining amounts, due

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to Executive as part of the Installment Termination Payment, to the extent that such payment can be made in compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and without causing the payment to be subject to any additional tax imposed under Section 409A of the Code.

(c) If Executive's employment is terminated pursuant to this Section 9, Parent and the Company shall have no further obligations to Executive, other than for payments provided pursuant to this Section 9.

(d) The amounts payable pursuant to this Section 9 shall be reduced by the amount of any compensation Executive receives with respect to any other employment during the Severance Period. If Executive accepts other employment, all of Executive's rights to benefits under Section 9(a)(4) from Company Welfare Plans shall immediately cease and all compensation earned by the Executive from services as an officer, consultant or employee of any other business or organization during the first eighteen (18) months following termination of employment hereunder shall be offset against and reduce any severance payments required to be paid to Executive under this Agreement.

(e) <u>Release; Timing of Payment</u>.

(1) Notwithstanding any other provision of this Agreement, the Pro Rata Bonus and the Installment Termination Payment shall not be payable under this Agreement unless and until Executive executes the Release within thirty (30) days following the date of termination and such release has become irrevocable (the "Revocation Period"); <u>provided</u>, that Executive shall not be required to release any indemnification rights.

(2) Any installments of the Installment Termination Payment previously due but not paid under Section 9(a)(3) shall be paid on the 45th day following the date of termination, and the Pro Rata Bonus shall be paid at the time specified in Section 9(a)(2), in each case provided the release is irrevocable before the end of the Revocation Period.

10. <u>COSTS OF ENFORCEMENT</u>.

If either party brings suit to compel performance of, to interpret, or to recover damages for the breach of this Agreement, the ultimate prevailing party shall be entitled to reimbursement of its reasonable attorneys' fees and any costs and required disbursements previously paid by such prevailing party.

11. <u>PUBLICITY; NO DISPARAGING STATEMENT</u>.

Executive, Parent and the Company covenant and agree that they shall not engage in any communications which shall disparage one another or interfere with their existing or prospective business relationships.

12. <u>BUSINESS PROTECTION PROVISIONS</u>.

12.1. <u>Preamble</u>. As a material inducement to Parent and the Company to enter into this

Agreement, and in recognition of the valuable experience, knowledge and proprietary information Executive will gain from his employment with the Company, Executive warrants and agrees he will abide by and adhere to the following business protection provisions in this Section 12 and all sections thereof.

12.2. <u>Definitions</u>. For purposes of this Section 12 and all sections thereof, the following terms shall have the following meanings:

(a) "Competitive Position" shall mean any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the Executive and any person or Entity engaged in the casual dining steakhouse and/or roadhouse restaurant business, whereby Executive is required to or does perform services (including, without limitation, advising or otherwise providing information) on behalf of or for the benefit of such person or Entity which are substantially similar to the services in which Executive participated or that he directed or oversaw, or which Executive obtained experience, while employed by the Company.

(b) "Confidential Information" shall mean any data, information, documents or materials (whether oral, written, electronic or in any other form or medium) owned by or pertaining to, or used or held for use in the business of, the Company or any of its affiliates (including, without limitation, the business of the Company or any of its affiliates), including, without limitation, "Trade Secrets" (as defined below), which are not generally known to the competitors of the Company. Confidential Information shall also include: (i) any items that the Company has marked "CONFIDENTIAL" or some similar designation or are otherwise identified as being confidential; (ii) Work Product; and (iii) Third Party Confidential Information that has been obtained by the Company or its affiliates from any third party subject to a duty on the Company and/or its affiliates to maintain the confidentiality of such information. "Confidential Information" shall not include such portions of any information that are or become generally known to and available for use by the public other than as a result of any act or omission of Executive or otherwise as a result of Executive's breach of any term or condition of this Agreement.

(c) "Entity" or "Entities" shall mean any business, individual, partnership, joint venture, agency, governmental agency, body or subdivision, association, firm, corporation, limited liability company or other entity of any kind.

(d) "Restricted Period" shall mean eighteen (18) months following termination of Executive's employment hereunder (whether initiated by the Company or Executive); <u>provided, however</u> that the Restricted Period shall be extended for a period of time equal to any period(s) of time within the eighteen (18) month period following termination of Executive's employment hereunder that Executive is determined by a final non-appealable judgment from a court of competent jurisdiction to have engaged in any conduct that violates this Section 12 or any sections thereof, the purpose of this provision being to secure for the benefit of the Company the entire Restricted Period being bargained for by the Company for the restrictions upon the Executive's activities.

(e) "Territory" shall mean the United States of America.

(f) "Third Party Confidential Information" shall mean the proprietary or confidential data, information, documents and/or materials (whether oral, written, electronic or in any other form or medium) owned by or pertaining to, or used or held for use in the business of, third parties.

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Confidential Information shall also include any data, information, documents and/or materials of any third party that the Company has marked "CONFIDENTIAL" or some similar designation or are otherwise identified as being confidential.

(g) "Trade Secrets" shall mean information or data of or about the Company or any of its affiliates, including, but not limited to, technical or non-technical data, recipes, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential suppliers that: (1) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and (3) any other information which is defined as a "trade secret" under applicable law.

(h) "Work Product" shall mean all work product, data, documentation, "know-how," trade secrets, ideas, concepts, plans, inventions, improvements, innovations, techniques, discoveries, methods, processes, developments, techniques, drawings, designs, models, data, programs, software, firmware, works and other intellectual property or proprietary rights, and all similar or related information (whether or not patentable or subject to copyright protection and whether or not reduced to tangible form or to practice) relating to the Company or any of its affiliates (including, without limitation, the business of the Company or any of its affiliates) that were conceived, reduced to practice, discovered, created, made, written, revised or developed by Executive (either solely or jointly with others) during the term of his employment with the Company. "Work Product" shall not include any works or other intellectual property or proprietary rights that Executive conceived, reduced to practice, discovered, created, made, wrote, revised or developed entirely on his own time and without the use of any facilities or resources (including, without limitation, any materials, equipment, supplies or Confidential Information) of the Company or any of its affiliates, unless such works and other intellectual property or proprietary rights (i) relate to the business of the Company or any of its affiliates, (ii) have been used, or provided by Executive for use, in the business of the Company or any of its affiliates, or (iii) result from any work performed by Executive for the Company or any of its affiliates.

12.3. Nondisclosure: Ownership of Proprietary Property.

(a) In recognition of the need of the Company and its affiliates to protect its legitimate business interests, Confidential Information and Trade Secrets, and the importance and value thereof to the business, Executive hereby covenants and agrees that Executive shall regard and treat Trade Secrets and all other Confidential Information as strictly confidential and wholly-owned by the Company and shall not, for any reason, in any fashion, either directly or indirectly, use, sell, lend, lease, distribute, license, give, transfer, assign, show, disclose, provide access, disseminate, reproduce, copy, misappropriate or otherwise communicate (in any form or medium) any Trade Secrets or other Confidential Information to any third party or Entity for any purpose other than in accordance with this Agreement or as required by applicable law, court order or other legal process; provided that (i) Executive provides prior written notice to the Company of such requirement, (ii) no more information is disclosed than is required, and (iii) Executive cooperates, at the Company's cost, with the Company to obtain a protective order or similar confidentiality treatment. Executive shall be bound by the confidentiality and other obligations under this Section 12.3 during and after the term of his employment with the Company.

(b) Executive shall exercise best efforts to ensure the continued confidentiality of all

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Trade Secrets and other Confidential Information, and he shall immediately notify the Company of any unauthorized disclosure, access or use of any Trade Secrets or other Confidential Information of which Executive becomes aware. Executive shall assist the Company, to the extent necessary, in the protection of or procurement of any intellectual property or other Work Product protection or other rights in any of the Trade Secrets or other Confidential Information, if and as may be requested by the Company from time to time.

(c) Executive acknowledges and agrees that, as between the Executive, on the one hand, and Parent and the Company on the other hand, all Work Product shall be owned exclusively by the Company. To the greatest extent possible, any Work Product shall be deemed to be "work made for hire" (as defined in the Copyright Act, 17 U.S.C.A. § 101 et seq., as amended), and Executive hereby unconditionally and irrevocably transfers and assigns to the Company all right, title and interest Executive currently has, or may have at any time hereafter, by operation of law or otherwise in or to any Work Product on a worldwide basis and without further consideration, including, without limitation, all patents, copyrights, trademarks, service marks, logos and other marks (and the goodwill associated therewith), trade secrets, know-how and other intellectual property rights. Executive agrees to execute and deliver to the Company any transfers, assignments, documents or other instruments and to take such actions which the Company may deem necessary or appropriate, as may be requested by the Company from time to time, to evidence, effect, record, maintain, protect and/or enforce the rights granted herein and/or to vest complete title and ownership of any and all Work Product, including, without limitation, all associated intellectual property and other rights therein and thereto, exclusively in the Company. Executive shall make prompt and full disclosure to the Company of all Work Product that is conceived, reduced to practice, created, made, written or developed (either solely or jointly with others) during the term of his employment with the Company or through the use of any facilities or resources (including, without limitation, any materials, equipment, supplies or Confidential Information) of the Company or of any of its affiliates. In connection with any activities conducted by Executive during the term of his employment with the Company (i) for the Company or any of its affiliates, (ii) utilizing any facilities or resources (including, without limitation, any materials, equipment, supplies or Confidential Information) of the Company or of any of its affiliates, or (iii) that relate to the business of the Company or any of its affiliates, Executive shall not use or incorporate in any products or services or in any designs, plans or other Work Product, or disclose or provide to any other third party or Entity employed or engaged by, or who is otherwise performing services for, the Company or any of its affiliates, any works or other intellectual property or proprietary rights except for (x) works or other intellectual property or proprietary rights that are owned by the Company or any of its affiliates, or (y) without limiting the foregoing subsection (x), works or other intellectual property or proprietary rights that Executive has the right, power and authority to assign (as it is required to do pursuant to this Agreement) to the Company all right, title and interest therein and thereto, or (z) are generally known to and available for use by the public without any restrictions or obligations whatsoever to any person or Entity.

12.4. <u>Non-Interference With Executives</u>. Executive recognizes and acknowledges that, as a result of his employment by Company, he will become familiar with and acquire knowledge of Confidential Information and certain other information regarding the other executives and employees of the Company and its subsidiaries and affiliates. Therefore, Executive agrees that, during the Restricted Period, Executive shall not encourage, solicit or otherwise attempt to persuade any person in the employment of the Company to end his/her employment with the Company or to violate any confidentiality, non-competition, employment or other agreement that such person may have with the Company or any policy of the Company. Furthermore, neither Executive nor any person acting in concert with the Executive nor any of Executive's affiliates shall, during the Restricted Period, employ any person who has been an executive or management employee of the Company or any of its subsidiaries or affiliates unless that person has ceased to be an employee of the Company for at least six (6) months.

12.5. Non-competition. Executive covenants and agrees to not obtain or work in a Competitive Position within the Territory during the Term or during the Restricted Period. Executive and Company recognize and acknowledge that the scope, area and time limitations contained in this Agreement are reasonable and are properly required for the protection of the business interests of Company and its subsidiaries and affiliates due to Executive's status and reputation in the industry and the knowledge to be acquired by Executive through his association with business of the Company and its subsidiaries and affiliates and the public's close identification of Executive with Company and Company with Executive. Further, Executive acknowledges that his skills are such that he could easily find alternative, commensurate employment or consulting work in his field that would not violate any of the provisions of this Agreement. Executive acknowledges and understands that, as consideration for his execution of this Agreement and his agreement with the terms of this covenant not to compete, Executive will receive employment with and other benefits from the Company in accordance with this Agreement.

12.6. Remedies; Enforcement.

(a) Executive understands and acknowledges that his violation of this Section 12 or any section thereof would cause irreparable harm to Company, and Company would be entitled to an injunction by any court of competent jurisdiction enjoining and restraining Executive from any employment, service, disclosure of Confidential Information or other act prohibited by this Agreement. The parties agree that nothing in this Agreement shall be construed as prohibiting Company from pursuing any remedies available to it for any breach or threatened breach of this Section 12 or any section thereof, including, without limitation, the recovery of damages from Executive or any person or entity acting in concert with Executive. Company shall receive injunctive relief without the necessity of posting bond or other security, such bond or other security being hereby waived by Executive. If any part of this Section 12 or any section thereof is found to be unreasonable, then it may be amended by appropriate order of a court of competent jurisdiction to the extent deemed reasonable. Furthermore and in recognition that certain severance payments are being agreed to in reliance upon Executive's compliance with this Section 12 during and after termination of his employment, in the event Executive breaches any of such business protection provisions or other provisions of this Agreement, any unpaid amounts (e.g., those provided under Section 8 or 9(a)(3)) shall be forfeited and Company shall not be obligated to make any further payments or provide any further benefits to Executive following any such breach.

(b) Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. More specifically, and without limiting the foregoing, if any court determines that any of the covenants set forth in Section 12 or any section thereof are overbroad under applicable law in time, geographical scope or otherwise, the parties to this Agreement specifically agree and authorize such court to rewrite this Agreement to reflect the maximum time, geographical and/or other restrictions

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permitted under applicable law to be reasonable and enforceable.

13. __RETURN OF MATERIALS.__

Upon Executive's termination, or at any point after that time upon the specific request of the Company, Executive shall return to the Company all written or descriptive materials of any kind belonging or relating to the Company or its affiliates, including, without limitation, any originals, copies and abstracts constituting or containing any intellectual property, Trade Secrets or other Work Product or other Confidential Information in Executive's possession or control (in whatever form or medium).

14. __GENERAL PROVISIONS.__

14.1. <u>Amendment</u>. This Agreement may be amended or modified only by a writing signed by both of the parties hereto.

14.2. <u>Binding Agreement</u>. This Agreement shall inure to the benefit of and be binding upon Executive, his heirs and personal representatives, and the Company and its successors and assigns.

14.3. <u>Waiver Of Breach; Specific Performance</u>. The waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach. Each of the parties to this Agreement will be entitled to enforce its or his rights under this Agreement, specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its or his favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its or his sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

14.4. <u>Indemnification and Insurance</u>. The Company shall indemnify and hold the Executive harmless to the maximum extent permitted by law against judgments, fines, amounts paid in settlement and reasonable expenses, including reasonable attorneys' fees incurred by the Executive, in connection with the defense of, or as a result of any action or proceeding (or any appeal from any action or proceeding) in which the Executive is made or is threatened to be made a party by reason of the fact that he is or was an officer of the Company or any affiliate. In addition, the Company agrees that the Executive is and shall continue to be covered and insured up to the maximum limits provided by all insurance which the Company maintains to indemnify its directors and officers (and to indemnify the Company for any obligations which it incurs as a result of its undertaking to indemnify its officers and directors) and that the Company will exert its best efforts to maintain such insurance, in not less than its present limits, in effect throughout the term of the Executive's employment.

14.5. <u>No Effect On Other Arrangements</u>. It is expressly understood and agreed that the payments made in accordance with this Agreement are in addition to any other benefits or compensation to which Executive may be entitled or for which he may be eligible, whether funded or unfunded, by reason of his employment with the Company. Notwithstanding the foregoing, the provisions in Sections 5 through 9 regarding benefits that the Executive will receive upon his employment being terminated supersede and are expressly in lieu of any other severance program or policy that may be offered by the Company, except with regard to any rights the Executive may have pursuant to COBRA.

14.6. Tax Withholding. There shall be deducted from each payment under this Agreement the amount of any tax required by any governmental authority to be withheld and paid over by the Company to such governmental authority for the account of Executive.

14.7. Notices. All notices and all other communications provided for herein shall be in writing and delivered personally to the other designated party, or mailed by certified or registered mail, return receipt requested, or delivered by a recognized national overnight courier service, or sent by facsimile, as follows:

If to Parent or the Company to:

> Logan's Roadhouse, Inc.
> 3011 Armory Drive, Suite 300
> Nashville, Tennessee 37204
> Fax: (615) 885-9057
> Attention: Corporate Secretary/General Counsel

If to Executive to, to the address most recently on file with the Company (which Executive shall promptly update as necessary from time to time)

All notices sent under this Agreement shall be deemed given twenty-four (24) hours after sent by facsimile or courier, seventy-two (72) hours after sent by certified or registered mail and when delivered if personal delivery. Either party hereto may change the address to which notice is to be sent hereunder by written notice to the other party in accordance with the provisions of this Section.

14.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee (without giving effect to conflict of laws).

14.9. Entire Agreement. This Agreement contains the full and complete understanding of the parties hereto with respect to the subject matter contained herein; and this Agreement supersedes and replaces any prior agreement, either oral or written, which Executive may have with Company that relates to the same subject matter.

14.10. Assignment. This Agreement may not be assigned by Executive without the prior written consent of Company, and any attempted assignment not in accordance herewith shall be null and void and of no force or effect.

14.11. Severability. If any one or more of the terms, provisions, covenants or restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, and to that end the provisions hereof shall be deemed severable.

14.12. Section Headings. The Section headings set forth herein are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement whatsoever.

14.13. Interpretation. Should a provision of this Agreement require judicial interpretation, it is agreed that the judicial body interpreting or construing the Agreement shall not apply the

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assumption that terms hereof shall be more strictly construed against one party by reason of the rule of construction that an instrument is to be construed more strictly against the party which itself or through its agents prepared the agreement it being agreed that all parties and/or their agents have participated in the preparation hereof.

14.14. <u>Voluntary Agreement</u>. Executive and Company represent and agree, that each has reviewed all aspects of this Agreement, has carefully read and fully understands all provisions of this Agreement, and is voluntarily entering into this Agreement. Each party represents and agrees that such party has had the opportunity to review any and all aspects of this Agreement with legal, tax or other adviser(s) of such party's choice before executing this Agreement. Executive further represents to the Company that Executive's execution and performance of this Agreement does not violate any agreement or obligation (whether or not written) that Executive has with or to any person or entity including, but not limited to, any prior employer.

14.15. <u>Applicability of Section 409A of the Code</u>. To the extent that any reimbursement, fringe benefit or other, similar plan or arrangement in which Executive participates during the Term or thereafter provides for a "deferral of compensation" within the meaning of Section 409A of the Code, (<u>i</u>) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (<u>ii</u>) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid), (<u>iii</u>) subject to any shorter time periods provided in any expense reimbursement policy of the Company, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred and (<u>iv</u>) the reimbursement shall be made pursuant to objectively determinable and nondiscretionary Company policies and procedures regarding such reimbursement of expenses. Whenever a provision under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. With respect to any amounts of deferred compensation subject to Section 409A of the Code, reference to Executive's "termination of employment" (and corollary terms) with the Company shall be construed to refer to Executive's "separation from service" (as determined under Treas. Reg. Section 1.409A-1(h), as uniformly applied by the Company) with the Company.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representative to execute, this Agreement effective as of the Effective Date.

LOGAN'S ROADHOUSE, INC.

By: <u>   </u>
Its: <u>Chief Financial Officer & Treasurer</u>

ROADHOUSE HOLDING INC.

By: <u>   </u>
Its: <u>Treasurer</u>

EXECUTIVE

<u>   </u>
Michael Andres

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Annex 1

MUTUAL RELEASE

THIS MUTUAL RELEASE ("Mutual Release") is made and entered into by and between MICHAEL ANDRES ("Executive") and LOGAN'S ROADHOUSE, INC., and its successor or assigns ("Company").

WHEREAS, Executive and Company have agreed that Executive's employment with the Company shall terminate on _____;

WHEREAS, Executive and the Company have previously entered into that certain Amended and Restated Employment Agreement, effective as of March 8, 2013 ("Agreement"), and this Release is incorporated therein by reference;

WHEREAS, Executive and Company desire to delineate their respective rights, duties and obligations attendant to such termination and desire to reach an accord and satisfaction of all claims arising from Executive's employment, and his termination of employment, with appropriate releases, in accordance with the Agreement;

WHEREAS, the Company desires to compensate Executive in accordance with the Agreement for service he has or will provide for the Company;

NOW, THEREFORE, in consideration of the premises and the agreements of the parties set forth in this Release, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby covenant and agree as follows:

1.   Claims Released By Executive Under This Agreement.   In exchange for receiving the severance benefits described in Sections 8 or 9 of the Agreement, and except as provided in Section 3 below, to the maximum extent permitted by law, Executive hereby voluntarily and irrevocably waives, releases, dismisses with prejudice, and withdraws all claims, complaints, suits or demands of any kind whatsoever (whether known or unknown) which Executive ever had, may have, or now has against (i) the Company and other current or former subsidiaries or affiliates of the Company and their past, present and future officers, directors, employees, agents, insurers and attorneys and (ii) Kelso & Company, L.P., and those affiliates of Kelso & Company, L.P. which hold a direct and/or indirect interest in the Company and which serve as the general partner or managing member of any such vehicles or of the general partner or managing members of such vehicles, and their past, present and future officers, directors, employees, agents, insurers and attorneys (collectively, the "Releasees"), arising out of or relating to (directly or indirectly) Executive's employment or the termination of his employment with Company, including but not limited to:

(a)   claims for violations of Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act (as amended), the Fair Labor Standards Act, the Civil Rights Act of 1991, the Americans With Disabilities Act, the Equal Pay Act, the Family and Medical Leave Act, 42 U.S.C. § 1981, the National Labor Relations Act, the Labor Management Relations Act, any applicable Executive, Orders, the Rehabilitation Act of 1973, or the Executive Retirement Income Security Act;

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(b)   claims for violations of any other federal, state, or local statute or regulation or local ordinance;

(c)   claims for lost or unpaid wages, compensation, or benefits, defamation, intentional or negligent infliction of emotional distress, assault, battery, wrongful or constructive discharge, negligent hiring, retention or supervision, misrepresentation (not including fraud), conversion, tortious interference, breach of contract, or breach of fiduciary duty;

(d)   claims to benefits under any bonus, severance, workforce reduction, early retirement, outplacement, or any other similar type plan sponsored by the Company; or

(e)   any other claims under state law arising in tort or contract.

2.   Claims Released by Company Under This Agreement. As inducement for receiving Executive's release hereunder, and except as provided in Section 3 below, Company hereby voluntarily and irrevocably waives, releases, dismisses with prejudice, and withdraws all claims, complaints, suits or demands of any kind whatsoever (whether known or unknown) which Company ever had, may have or now has against Executive, arising out of or relating to (directly or indirectly) Executive's employment or the termination of his employment with Company, including but not limited to:

(a)   claims for violations of any federal or state statute or regulation or local ordinance;

(b)   claims related to compensation or benefits, defamation, intentional or negligent infliction of emotion distress, assault, battery, misrepresentation (not including fraud, conversion, tortious interference, breach of contract or breach of fiduciary duty);

(c)   claims related to benefits under any bonus, severance, workforce reduction, early retirement, outplacement, or any similar type plan sponsored by Company; or

(d)   any other claims under state law arising in tort or contract.

3.   Claims Not Released Under This Agreement. In signing the Release given in Section 1 hereof, Executive is not releasing any claims that may arise under the terms of the Agreement, that enforce his rights under the Agreement, that arise out of events occurring after the date Executive executes this Release, that arise under any written non-employment related contractual obligations between the Company or its affiliates and Executive which have not terminated as of the execution date of this Release by their express terms, that arise under a policy or policies of insurance (including director and officer liability insurance) maintained by the Company or its affiliates on behalf of Executive, or that relate to any indemnification obligations to Executive under the Company's bylaws, certificate of incorporation, Tennessee law or otherwise. However, Executive understands and acknowledges that nothing herein is intended to or shall be construed to require the Company to institute or continue in effect any particular plan or benefit sponsored by the Company and the Company hereby reserves the right to amend or terminate any of its benefit programs at any time in accordance with the procedures set forth in such plans. Nothing in this Agreement shall prohibit Executive from engaging in protected activities under applicable law or from communicating, either voluntarily or otherwise, with any governmental agency concerning any potential violation of the law; provided, however, that Executive disclaims and

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waives any right to share or participate in any monetary award resulting from the investigation or prosecution of such potential violation. In signing the Release given in Section 2 hereof, the Company is not releasing any claims relating to acts or omissions to act by Executive that constitute willful misconduct, gross negligence or crimes.

        4.   No Assignment of Claim. Executive represents that he has not assigned or transferred, or purported to assign or transfer, any claims or any portion thereof or interest therein to any party prior to the date of this Release.

        5.   Compensation. In accordance with the Agreement, the Company agrees to pay Executive, or if he becomes eligible for payments under Sections 8 or 9 but dies before receipt thereof, his spouse or his estate, as the case may be, the amount provided in Sections 8 or 9 of the Agreement.

        6.   No Admission Of Liability. This Release shall not in any way be construed as an admission by the Company or Executive of any improper actions or liability whatsoever as to one another, and each specifically disclaims any liability to or improper actions against the other or any other person, on the part of itself or himself, its or his employees or agents.

        7.   Voluntary Execution. Executive warrants, represents and agrees that he has been encouraged in writing to seek advice from anyone of his choosing regarding this Release, including his attorney and accountant or tax advisor prior to his signing it; that he has been advised to consult with an attorney prior to signing this Release; that this Release represents written notice to do so; that he has been given the opportunity and all periods of time required by law to seek such advice; and that he fully understands the meaning and contents of this Release. He further represents and warrants that he was not coerced, threatened or otherwise forced to sign this Release, and that his signature appearing hereinafter is voluntary and genuine. **EXECUTIVE UNDERSTANDS THAT HE MAY TAKE UP TO TWENTY-ONE (21) DAYS TO CONSIDER WHETHER OR NOT HE DESIRES TO ENTER INTO THIS RELEASE** AND THAT HIS EXECUTION OF THIS RELEASE LESS THAN 21 DAYS FROM ITS RECEIPT FROM THE COMPANY WILL REPRESENT HIS KNOWING WAIVER OF SUCH 21-DAY CONSIDERATION PERIOD. EXECUTIVE FURTHER UNDERSTANDS THAT HE SHALL BE PROVIDED WITH A PERIOD OF SEVEN (7) DAYS FOLLOWING HIS EXECUTION OF THIS RELEASE TO REVOKE SUCH RELEASE.

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Acknowledged and Agreed To:
"COMPANY"
LOGAN'S ROADHOUSE, INC.

By: _____
Name: _____
Title: _____

I UNDERSTAND THAT BY SIGNING THIS RELEASE, I AM GIVING UP RIGHTS I MAY HAVE. I UNDERSTAND THAT I DO NOT HAVE TO SIGN THIS RELEASE.

"EXECUTIVE"

_____

Michael Andres

Date: _____

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Exhibit A

Stock Option Agreement

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Exhibit B

Stockholders Agreement

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Exhibit C

Registration Rights Agreement

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